FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2007

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent held subsidiary of HSBC
Holdings plc.

HSBC TRINKAUS & BURKHARDT AG 2006 RESULTS

- Operating profit up 34.0 per cent to EUR182.5 million in 2006 - the highest in the bank's history.
- Trading profits up 40.0 per cent to EUR104.0 million.
- Return on equity before tax 28.0 per cent, down from 30.4 per cent in 2005.
- Successfully completed change of legal structure from partnership to limited company.

In 2006, all four business segments continued to show encouraging signs of improvement.

Growth in net interest income of 20.2 per cent to EUR88.6 million was driven by strengthening positions in consumer loans and deposits. Overall, net interest income after risk provisions was up 12.4 per cent to EUR93.8 million.

Net fees and commission accounted for a 59.2 per cent share of the bank's operating profit. Thanks to the substantial broadening of the client base in the private and corporate banking business, these rose by 6.6 per cent in 2006 to EUR281.8 million. This solid performance also reflects the broader range of products and services on offer to the bank's clients as a result of increasing integration with the HSBC network.

Trading profit became the second highest contributor to earnings, increasing EUR29.7 million to EUR104.0 million, exceeding the record level prior-year figure by 40.0 per cent. The bank had particular success marketing retail products under the HSBC Trinkaus Investment Products brand.

The bank's administrative expenses rose by 3.8 per cent to EUR298.6 million, a figure which included an increase in personnel expenses of 1.6 per cent to EUR189.7 million. Administrative expenses and in particular personnel expenses, increased at a far slower rate due to the transfer of securities settlement services to the International Transaction Services GmbH (ITS) subsidiary and the establishment of a Contractual Trust Arrangement (CTA) in 2005. Depreciation declined 17.6 per cent to EUR10.3 million due to the sale of the license for the GEOS securities settlement system to ITS the previous year.

The cost:income ratio declined slightly to 61.8 per cent, well below the upper limit of 65 to 70 per cent target set by the bank.

There was a substantial decline in investment income and other income/expense as no notable non-recurring items were recorded in contrast to the previous year. Thanks to the strong increase in the operating performance however, the bank managed to compensate for these one-off effects with only a marginal decline in profit before tax of 2.1 per cent to EUR189.5 million. Correspondingly, profit after tax also declined only slightly by 2.4 per cent to EUR114.6 million. Return on equity before tax was 28.0 per cent after 30.4 per cent the year before. As in the previous year, a dividend of EUR2.50 per share will be proposed to the annual shareholders' meeting on 5 June 2007.

Consolidated total assets rose strongly in 2006 by 17.1 per cent to EUR18,676 million. At the balance sheet date the bank's total capital ratio and core capital ratio were 12.3 per cent and 7.0 per cent, respectively, as defined by the German Banking Act (KWG) and 12.5 per cent and 7.8 per cent according to the BIS definition. The bank's capital resources remain strong.

The HSBC Group continues to hold 78.6 per cent and Landesbank Baden-Wurttemberg
20.3 per cent of HSBC Trinkaus & Burkhardt AG's share capital.

Business Segment Commentary

The results in the individual business segments were calculated in 2006 based on the greater allocation of costs to the customer divisions and proprietary trading. The segment results for 2005 have been re-stated to enable a comparison of the segment results in both years.

Of all customer segments, the institutional client business made the largest contribution to the bank's results, posting a 24.6 per cent improvement in earnings to EUR56.3 million. This increase was attributable to a very successful performance in the asset management and equity business, leveraging the bank's proven structured products expertise. In addition, HSBC Group product offerings are contributing to an ever-increasing share of earnings.

The private banking division increased its contribution to earnings by 12.5 per cent to EUR37.0 million in 2006, compared to a strong result last year of EUR32.9 million. The division had favourable revenue growth due to the expansion of the securities business with its focus on equities and investment certificates. The client segment reported total assets under management of EUR24.8 billion, a new record for the bank.

The corporate banking division contribution to earnings was up 8.6 per cent to EUR41.7 million. The unit registered a substantial increase in net interest income thanks to a marked increase in the deposit business and despite strong continued pressure on margins in the lending. The division also recorded a notable increase in net fees and commissions from asset management products and interest rate derivatives.

The proprietary trading segment increased its earnings contribution significantly by 23.9 per cent to EUR56.6 million, benefiting in part from favourable market conditions. Equity and equity derivatives trading activities recorded significant increases in revenues. HSBC Trinkaus & Burkhardt participated on the interest capital market together with HSBC in almost 100 issues with an overall volume of EUR34 billion. The issue of retail products, including warrants, certificates and bonds with diverse structures offered, under the HSBC Trinkaus Investment Products brand, was responsible for much of the positive performance of the proprietary trading segment. More than 14,500 securities were issued overall in 2006 after 11,305 the previous year, an increase of just below 30 per cent.

The HSBC Investments Deutschland GmbH subsidiary, which manages institutional assets and attractive public funds, recorded a significant increase in the assets managed in its public and special funds and in income. Major inflows were recorded, for example, in the asset liability/overlay management business. Assets managed in public and special funds by subsidiary INKA International Kapitalanlagegesellschaft mbH increased 30.7 per cent from EUR38.8 billion to EUR50.7 billion, recording far stronger growth in the segment than the market as a whole. The number of funds increased from 269 to 285 with the focus still on institutional investor business with 239 special funds. According to the BVI statistics published at the end of February, HSBC Trinkaus & Burkhardt was the most successful institution in Germany in attracting new funds in the asset management business in 2006 with growth of EUR10.5 billion.

The strong overall result, together with the close cooperation with HSBC, Europe's largest quoted bank, prompted rating agency Fitch IBCA to upgrade HSBC Trinkaus & Burkhardt's rating to AA-, now making the bank one of the highest rated commercial banks in Germany. With a further EUR100 million in participatory capital raised, the bank's equity capital increased to more than EUR1 billion for the first time.

The Management Board is optimistic for 2007. The starting base is very high as the bank has exceeded its operating performance objectives in financial year 2006. Coupled with that, clear double-digit growth rates have been recorded in the bank's operating performance in each of the past four years. Nevertheless, the Management Board is committed to the goal of a further increase in the operating results in the year ahead. This will be dependent upon strong stock market turnover, further demand for structured products in the bond business and credit risk costs within the range seen in recent years.

Dusseldorf, March 2007

Consolidated figures according to International Financial Reporting Standards

1. Balance sheet (EUR m)                         2006        2005       % change

Loans and advances to customers               3,245.4     2,554.0           27.1
Financial assets held for trading             7,880.5     6,470.6           21.8
Customer accounts                             8,861.4     7,139.6           24.1
Financial liabilities held for trading        6,476.8     5,883.9           10.1
Equity capital                                  884.9       834.6            6.0
Total assets                                 18,676.4    15,948.1           17.1

2. Profit and loss account (EUR m)

Net interest income                              88.6        73.7           20.2
Risk provisions                                  -5.2        -9.7          -46.4
Net fees and commissions                        281.8       264.4            6.6
Trading profit                                  104.0        74.3           40.0
Trading administrative expenses                 298.6       287.6            3.8
Operating profit                                182.5       136.2           34.0
Profit before tax                               189.5       193.5           -2.1
Profit after tax                                114.6       117.4           -2.4

3. Other key figures

Pre-tax return on equity (%)                     28.0        30.4              -
Cost:income ratio of ordinary activities (%)     61.8        60.8              -
Funds under management and administration        80.5        62.8           28.2
(EUR bn)
Capital ratio according to BIS (%)               12.5        11.9              -







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 March, 2007